

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 14, 2010

Mr. Lee G. Christianson
Chief Executive Officer
Pyramid Oil Company
2008 21st Street
Bakersfield CA 93301

> **Re: Pyramid Oil Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 001-32989**

Dear Mr. Christianson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief